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                              October 8, 2020

       Lyndon Lea
       Chief Executive Officer
       Leo Holdings Corp. II
       100 Wilshire Boulevard
       Los Angeles, CA 90401

                                                        Re: Leo Holdings Corp.
II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
15, 2020
                                                            CIK No. 0001824153

       Dear Mr. Lea:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on September 15, 2020

       General

   1. We note that the warrants in the units are not registered on the facing page of your registration statement;
however, you indicate that the warrants will be separately traded on the 52nd day following
the date of the prospectus. It is also unclear why you are
                                                        registering 4,197,500
shares issuable upon the redemption of warrants. Please advise us or revise as
appropriate.
       Certain Relationships and Related Party Transactions, page 122

   2.                                                   Please revise to
address the potential payment of a finder   s fee to independent directors or
                                                        strategic advisors in
connection with locating the target business.
 Lyndon Lea
Leo Holdings Corp. II
October 8, 2020
Page 2
Exhibits and Financial Statement Schedules, page II-2

3. We note you have included a consent for Robert Bensoussan who is not named in the filing. Please revise to include a consent for Jeffrey Sonnenfeld who is named as a director nominee in the filing.
       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameLyndon Lea
                                                          Division of
Corporation Finance
Comapany NameLeo Holdings Corp. II
                                                          Office of Real Estate
& Construction
October 8, 2020 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName